N. HARRIS COMPUTER CORPORATION
AND SAND TECHNOLOGY INC. ENTER INTO AN ARRANGEMENT AGREEMENT

Toronto, Ontario and Montreal, Quebec, October 1, 2013 – N. Harris Computer Corporation (“Harris”), a wholly-owned subsidiary of Constellation Software Inc. (TSX: CSU), and Sand Technology Inc. (“Sand”) (OTCBB: SNDTF.OB) jointly announce that they have entered into a definitive arrangement agreement (the “Arrangement Agreement”) pursuant to which Harris will acquire all of the issued and outstanding shares of Sand. The transaction outlined in the Arrangement Agreement, subject to certain customary conditions, is expected to close in November 2013. Please note that all dollar amounts referred to in this press release are Canadian dollars.

The aggregate purchase price payable by Harris pursuant to the Arrangement Agreement is a minimum of $3,650,000 in cash, subject to certain upward adjustments to reflect cash received prior to the closing of the transaction in payment of specific accounts receivable of Sand. Such aggregate purchase price will be used to pay the outstanding principal and accrued interest on Sand’s outstanding debentures, satisfy specific accounts payable of Sand, cover the expenses related to the transaction, and to purchase all of the issued and outstanding shares of Sand at a price of $0.066 per share (on a fully diluted basis), subject to certain upward adjustments as described above.

Sand develops and supports a leading Enterprise Analytics Database Platform that permits instant access to complex queries on extremely large data sets. Sand supports Big Data customers in retail analytics and government taxing authorities.

The transaction will be implemented by way of a plan of arrangement (the “Arrangement”) pursuant to the Canada Business Corporations Act, and is subject to customary closing conditions, including shareholder and court approval. A special meeting of Sand shareholders to consider the Arrangement is currently expected to occur early to mid-November 2013.

The Sand board of directors (the “Sand Board”) has considered strategic alternatives and has received a fairness opinion (the “Opinion”) from PricewaterhouseCoopers LLP dated September 30, 2013. The Opinion states that as of such date, the consideration paid pursuant to the Arrangement Agreement is fair from a financial point of view to the Sand shareholders. After taking into consideration the Opinion and other factors, the Sand Board voted unanimously to approve the Arrangement Agreement and recommends that all Sand shareholders vote in favour of the Arrangement.

Caution Regarding Forward-Looking Statements

This press release contains certain forward-looking statements, including but not limited to statements related to the proposed acquisition by Harris of all of the issued and outstanding shares of Sand. These forward-looking statements are based on current expectations. All forward-looking information is inherently uncertain and actual results may differ materially from assumptions and may be affected by a number of factors which are beyond our control. Except as may be required by law, we do not undertake any obligation to update or revise any forward-looking statements contained in this press release. The completion of the above-mentioned transaction is subject to a number of closing conditions, including shareholder and court approval, termination rights and other risks and uncertainties. Accordingly, there can be no assurance that the proposed transaction will occur, or that it will occur on the terms and conditions contemplated in this news release.

About N. Harris Computer Corporation

Harris is a wholly owned subsidiary of Constellation Software Inc. and is a leading provider of financial management and Customer Information Systems (CIS) software solutions. Since 1976, Harris has focused on providing feature-rich and robust turnkey solutions to all levels of local government, public power and water entities as well as school districts throughout North America. Harris' focus is on creating long-term relationships with our customers and ensuring that we meet the changing needs of our customers over time. For further information on Harris Computer Corporation, please visit our website at http://www.harriscomputer.com, or call 888-847-7747.

About Constellation Software Inc.
Constellation Software Inc.’s common shares are listed on the Toronto Stock Exchange under the symbol "CSU". Constellation Software Inc. acquires, manages and builds vertical market software businesses. Further information about Constellation Software Inc. may be obtained from the Company's web site at www.csisoftware.com.

About Sand Technology Inc.
SAND revenues consist of license fees for software products and fees for a range of associated services, including software maintenance and support, training and system implementation consulting. SAND has offices in the United States, Canada, UK and Germany and can be reached online at www.sand.com.

FOR MORE INFORMATION CONTACT:

N. Harris Computer Corporation
Bryce Cooper, Executive Vice President
Telephone Local: (613) 226 5511 ext 2132
Email: bcooper@harriscomputer.com
Website: www.harriscomputer.com

Constellation Software Inc.
Jamal Baksh, Chief Financial Officer
Telephone Local: (416) 861-9677
Email: jbaksh@csisoftware.com
Website: www.csisoftware.com

Sand Technology Inc.
Investor Relations:
Mr. Wayne Musselman
Director
SAND Technology Inc.
Telephone Local: (514) 939-3477
Website: www.sand.com